Exhibit 99.61

CONFIDENTIAL

August 21, 2025

BITZERO BLOCKCHAIN INC.

Cathedral Place

925 West Georgia Street, Suite #1000

Vancouver, British Columbia

V6C 3L2

Attention: Mohammed Salah Bakhashwain

Dear Mr. Bakhashwain,

Re:	Proposed Transaction between WBM Capital Corp. and BitZERO Blockchain Inc.

This non-binding letter agreement (“Letter Agreement”) outlines the terms and conditions upon which WBM Capital Corp. (“ShellCo”), a company existing under the laws of the Province of British Columbia, proposes to acquire all of the issued and outstanding equity securities and securities convertible into equity securities of BitZERO Blockchain Inc. (“Target”; each a “Party”; and, together, the “Parties”), a corporation existing under the laws of the Province of British Columbia, resulting in the reverse takeover of ShellCo by the securityholders of Target (the “Acquisition”). Following completion of the Acquisition, the common shares (the “Resulting Issuer Common Shares”) in the capital of ShellCo (following the completion of the Acquisition, the “Resulting Issuer”) are proposed to be listed on the Canadian Securities Exchange (the “Exchange”).

This Letter Agreement does not represent a commitment to complete the Acquisition and is non-binding except as set forth in Section 16 below. By executing this Letter Agreement, the Parties agree to proceed towards the consummation of the Acquisition in good faith, subject to the terms and conditions of this Letter Agreement, and for presentation of this Letter Agreement to their respective boards and respective shareholders, if applicable. This Letter Agreement will become binding on the Parties upon the delivery of a notice to ShellCo by the Target confirming that the Target is satisfied with the results of its due diligence investigations of ShellCo. For the purposes of this Letter Agreement, “person” has the same meaning given to it in the Securities Act (Ontario).

1.       Representations and Warranties of ShellCo. ShellCo represents and warrants to Target as of the date hereof:

(a)	it is validly existing under the Business Corporations Act (British Columbia) (the “BCBCA”) and is a reporting issuer in the provinces of British Columbia, Alberta and Ontario and is in compliance with all continuous disclosure and other applicable securities laws in all material respects;

(b)	ShellCo is not currently and immediately following the execution, delivery and performance of this Letter Agreement and any ancillary documents thereto will not be in violation of its articles of incorporation or by-laws;

(c)	the authorized share capital of ShellCo consists of an unlimited number of common shares (the “ShellCo Shares”), of which 250,000 ShellCo Shares are issued and outstanding as of the date hereof, such ShellCo Share being fully paid and validly issued in accordance with the provisions of the BCBCA;

(d)	other than the ShellCo Shares and warrants to acquire up to a total of 412,500 ShellCo Shares at a price of C $3.60 expiring on September 20, 2025, October 12, 2025, and November 30, 2025 (the “ShellCo Warrants”) there are no other securities or convertible securities of the ShellCo outstanding and there are no other agreements by which ShellCo is bound or to which it is a party, which would require the ShellCo to issue any securities;

(e)	this Letter Agreement, when executed and delivered by ShellCo in accordance with the provisions hereof, shall be legal, valid and binding obligations of ShellCo, enforceable against ShellCo in accordance with its terms, subject to Section 16 of this Letter Agreement;

(f)	there are no claims, actions, suits, judgements, litigation or proceedings pending against ShellCo;

(g)	has total assets valued at approximately C$56,133 and liabilities totalling approximately C$38,163 as at April 30, 2025;

(h)	ShellCo is not a party to any agreement, letter of intent, or understanding that is currently in effect with respect to a going public, reverse take-over, or similar transaction, other than in respect of a transaction with Target;

(i)	no order ceasing or suspending trading in any securities of ShellCo or prohibiting the sale of securities of ShellCo or the trading of any of ShellCo’s issued securities has been issued that is currently in effect and no proceedings for such purpose are pending or, to the knowledge of ShellCo, threatened;

(j)	no person has any agreement, right or option or anything capable of becoming an agreement, right or option with ShellCo for the payment or delivery of any consideration or commission in respect of the transactions contemplated herein;

(k)	no “reportable event” as defined in National Instrument 51-102 – Continuous Disclosure has occurred with respect to ShellCo;

(l)	there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of ShellCo (taken both individually and as a whole), other than ongoing operating costs, from the position set forth in its unaudited condensed consolidated interim financial statements for the three months ended April 30, 2025 (the “Financial Statements”);

(m)	the Financial Statements fairly present, in all material respects, in accordance with international financial reporting standards applied on a consistent basis, the financial position and condition of ShellCo at the date thereof and reflect all liabilities (absolute, accrued, contingent or otherwise) of ShellCo at the dates thereof;

(n)	ShellCo has filed, in proper form, returns in respect of taxes under the Income Tax Act (Canada) for all periods to and including December 31, 2024, and all taxes shown thereon and all taxes now owing have been paid and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments to any non-resident of Canada have been in accordance with all applicable legislation in respect of withholding tax; there are no assessments or reassessments pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority; ShellCo has withheld from each payment made to any of its officers, directors, and employees and former officers, directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(o)	other than the agreement between ShellCo and Odyssey Trust Company whereby Odyssey Trust Company agreed to act as transfer agent and registrar for ShellCo; there are no contracts or agreements which have or which might have or create any material obligation to ShellCo that provides for the expenditures by ShellCo which aggregate more than C$1,000 during the next 12 months following the date hereof; and

(p)	ShellCo does not have in effect any bonus plan, commission plan, profit sharing plan, pensions plan, royalty plan or arrangement or employee benefit plan for the benefits of any officers, directors, employees or consultants of ShellCo and at the Closing Date (as defined herein) it is not a party to any written employment or consulting agreement with any person and ShellCo will not have any employees or consultants.

2.	Representations and Warranties of Target. Target represents and warrants to ShellCo as of the date hereof:

(a)	Target is not a reporting issuer in any province or territory of Canada, and it is validly existing in its jurisdiction of organization;

(b)	Target is not currently and immediately following the execution, delivery and performance of this Letter Agreement and any ancillary documents thereto will not be in violation of its articles and notice of articles;

(c)	the authorized capital of Target consists of an unlimited number of common shares (the “Target Shares”), of which 425,210,265 Target Shares are issued and outstanding;

(d)	as of the date hereof, other than:

a.	the Target Shares;

b.	37,146,100 restricted share units;

c.	8,580,333 options to purchase Target Shares;

d.	pursuant to the transactions contemplated or arising from a loan agreement with JGB Capital, LP, JGB Partners, LP, Deepdale Investors, LLC, and JGB Collateral LLC dated June 27, 2025, Target may issue certain securities (the “JGB Transaction”); and

e.	pursuant to agreements with certain arm’s length finders in connection with finder’s fees in a total amount of US$350,000 payable to such finders upon successful completion of the Acquisition, which may be paid by the issue of a total of 1,750,000 Target Shares to the finders at a deemed value of US$0.20 per Target Share;

there are no securities or convertible securities of Target outstanding and there are no other agreements by which Target is bound or to which it is a party, which would require Target to issue any securities.

(e)	this Letter Agreement, when executed and delivered by Target in accordance with the provisions hereof, shall be legal, valid and binding obligation of Target, enforceable against Target in accordance with its terms, subject to Section 16 of this Letter Agreement;

(f)	no person has any agreement, right or option or anything capable of becoming an agreement, right or option with Target for the payment or delivery of any consideration or commission in respect of the transactions contemplated herein;

(g)	other than the civil claim brought against Target, and Mohammed Salah Bakhashwain at the Supreme Court of British Columbia on March 23, 2022 by Gregory Chamandy, and the civil claim brought against Target and Bitzero ND I, LLC by Shawn Riley in the State of North Dakota in the district court county of Cass – Eastern Central judicial district, there are no claims, actions, suits, judgements, litigation or proceedings pending against or affecting Target;

(h)	other than the Target’s Stock Option Plan dated April 16, 2021 and Target’s RSU Plan dated June 18, 2022, Target does not have in effect any bonus plan, commission plan, profit sharing plan, pensions plan, royalty plan or arrangement or employee benefit plan for the benefits of any officers, directors, employees or consultants of Target; and

(i)	Target is not a party to any other agreement, letter of intent, or understanding with respect to a going public, reverse take-over, or similar transaction, other than in respect of a transaction with ShellCo.

3.	Terms of the Acquisition.

(a)	ShellCo shall hold a shareholders meeting (the “ShellCo Meeting”) to approve, among other matters that Target may request, acting reasonably: (i) the appointment of a new auditor, as determined by Target in its sole discretion; (ii) to consider and pass a resolution approving a new omnibus incentive plan as determined by Target (the “Omnibus Plan”); (iii) a change of its name to such name as determined by Target in its sole discretion (the “Name Change”); (iv) to approve the creation of a class of non-voting shares that have substantially the same terms and conditions as the ShellCo Shares but for not entitling the holders thereof to vote and which are convertible, subject to certain limitations, into ShellCo Shares on a one-for-one basis (such shares, the “ShellCo Non-Voting Shares”); and (v) the adoption of a shareholder rights plan as determined by Target (the “Shareholder Rights Plan”) (collectively, the “ShellCo Meeting Matters”). Notwithstanding the foregoing, shareholders of ShellCo may approve all of the ShellCo Meeting Matters by written resolution in lieu of a shareholders meeting, except for the creation of the ShellCo Non-Voting Shares, which requires that the ShellCo hold the ShellCo Meeting under applicable laws.

(b)	Prior to the closing the Acquisition, ShellCo will settle certain debt owing to it via issuing common shares (the “Finco Shares”) of a subsidiary of ShellCo to be formed pursuant to the BCBCA (the “Finco”) to settle aggregate indebtedness of $205,647.70 (the “Finco Debt Settlement”) at a price of C$0.05 per Finco Share which shall result in the issuance of 4,112,954 Finco Shares.

(c)	The parties agree that the Acquisition is to be completed by way of a triangular amalgamation pursuant to which two wholly owned subsidiaries of ShellCo to be incorporated under the BCBCA (the “Subcos”) will, respectively, amalgamate with Target and Finco to form newly amalgamated entities which will become a wholly-owned subsidiaries of ShellCo, or such other form of similar business combination as the parties may mutually agree.

(d)	The holders of Finco Shares shall become holders of Resulting Issuer Common Shares on the basis of one Resulting Issuer Common Share for each Finco Share held.

(e)	The holders of Target Shares shall become holders of Resulting Issuer Common Shares on the basis of one Resulting Issuer Common Share for each ten Target Shares held, provided that certain holders of Target Shares may exchange all or a portion of their Target Shares on a one-for-one basis for a class of shares of Target that have terms and conditions substantially similar to the ShellCo Non-Voting Shares (the “Target Non-Voting Shares”), and each ten such Target Non-Voting Shares shall be exchanged for one ShellCo Non-Voting Share.

(f)	ShellCo shall complete the Name Change, the creation of the ShellCo Non-Voting Shares, and the adoption of the Omnibus Plan and the Shareholder Rights Plan.

(g)	The Acquisition will be completed on a date to be agreed upon by the parties but which shall be no later than 10 Business Days following the satisfaction or waiver of all conditions set forth in this Letter Agreement and any other documents, agreements or instruments related to the Acquisition (the “Closing Date”).

For the purposes of this Letter Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day that commercial banks are not generally open for business in Toronto, Ontario.

Notwithstanding anything in this Letter Agreement, the parties agree to act in good faith to amend the terms of the Letter Agreement if a particular legal structure is determined by one or both parties hereto to be beneficial or advisable for the purpose of addressing any liability, corporate, securities or tax concern of the parties, the parties shall, at such time, consider in good faith the available alternatives that would best address such issue.

4.           Board of Directors and Management. Subject to compliance with applicable laws and approval by the Exchange and the filing of all required materials, including personal information forms, the members of the board of directors of the Resulting Issuer will be determined at the sole discretion of Target (the “Board Nominees”).

5.           No Press Release. Until the Closing Date, no press release or other statement regarding the Acquisition or this Letter Agreement shall be issued by either Party without the prior written consent of the other Party, such consent to not be unreasonably withheld, conditioned or delayed, as to form, content, timing and manner of distribution or publication, provided that no Party shall be prevented from making any disclosure which is required to be made by law or pursuant to applicable legislation and the rules and policies of the Exchange. Target acknowledges that ShellCo will announce the execution of this Letter Agreement by press release (with Target being provided with an opportunity to review and comment on such press release in advance of its dissemination) and describe the terms of the Acquisition in its continuous disclosure filings in accordance with applicable laws.

6.           Covenants. Until the earlier of the Closing Date or the date of termination of this Letter Agreement pursuant to Section 10 hereof, except pursuant to the transactions contemplated herein, ShellCo and Target agree that:

(a)	ShellCo shall not issue any securities, options, debt or financial instruments of any kind other than Finco Shares;

(b)	ShellCo shall maintain its reporting issuer status in each of British Columbia, Alberta and Ontario;

(c)	ShellCo and Target will each maintain its corporate status and comply with all applicable securities laws;

(d)	ShellCo and Target will each use its reasonable commercial efforts to take all necessary steps to implement the Acquisition;

(e)	neither ShellCo nor Target will to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Acquisition and, without limiting the generality of the foregoing, not to induce or attempt to induce any person other than the other Party to initiate any shareholder proposal, acquisition of outstanding securities (other than in connection with any private placements or corporate or asset acquisitions and other than any other transaction, in each case that is not inconsistent with completion of the Acquisition) or any other form of transaction inconsistent with completion of the Acquisition, and not to take actions of any kind which may be reasonably expected to reduce the likelihood of success of the Acquisition, except as required by statutory law;

(f)	not to declare or pay any dividends or distribute any of their respective properties or assets to shareholders;

(g)	not alter or amend their respective constating documents in any manner which may adversely affect the success of the Acquisition, except as is agreed to by the other Party in writing or as strictly required to give effect to the matters contemplated herein;

(h)	to disclose to the other Party any unsolicited offer it has received of any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction made to its board of directors or management, or directly to its shareholders; and

(i)	to use its reasonable commercial efforts to complete the Acquisition and not take any action contrary to or in opposition to the Acquisition.

7.	Shareholder Meetings.

(a)	ShellCo shall convene and hold the ShellCo Meeting, or approve the ShellCo Meeting Matters by written resolution. The information circular of ShellCo to be sent to ShellCo’s shareholders in connection with the ShellCo Meeting shall include a statement that the board of directors of ShellCo, after consulting with outside legal counsel and other advisors, and the recommendation of its special committee, has unanimously determined that the Acquisition and each of the other transactions contemplated in this Letter Agreement is in the best interests of ShellCo, and unanimously recommends that ShellCo’s shareholders vote in favour of and adopt and approve the ShellCo Meeting Matters.

(b)	Target shall convene and hold a shareholder meeting, if required to complete the Acquisition, as soon as practicable in order to, among other things (i) consider and pass a resolution approving the Acquisition, including the amalgamation contemplated as part of the Acquisition; and (ii) consider such other matters as the board of directors of Target may deem necessary or advisable or as Target may reasonably request.

8.	Conditions to Closing.

(a)	Target is not required to complete the Acquisition unless each of the following conditions is satisfied on or before the Closing Date, which conditions are for the exclusive benefit of Target and may only be waived, in whole or in part, by Target in its sole discretion:

(i)	ShellCo shall have completed the Name Change, the creation of the ShellCo Non-Voting Shares, and the adoption of the Omnibus Plan, and the Shareholder Rights Plan.

(ii)	Finco shall have completed the Finco Debt Settlement.

(iii)	ShellCo shall have prepared and delivered such audited, and auditor-reviewed financial statements of ShellCo for purposes of the disclosure documents (collectively, the “Disclosure Documents”) relating to the Acquisition and the listing of ShellCo shares on the Exchange as may be required by the Exchange and under applicable laws, and which financial statements will have been prepared and audited in accordance with International Financial Reporting Standards, and shall include a consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity, and consolidated statement of cash flows for the relevant periods for ShellCo;

(iv)	the board of directors of ShellCo and to the extent necessary, the holders of ShellCo Shares, shall have approved on or before the Closing Date, the ShellCo Meeting Matters;

(v)	receipt of all third party consents and regulatory approvals with respect to the Acquisition and the conditional approval of the Exchange for the listing of the Resulting Issuer Common Shares on the Exchange, which shall not include any condition that Target must raise additional capital in order to satisfy initial listing requirements of the Exchange;

(vi)	confirmation that no adverse material change in the business, affairs, financial condition or operations of ShellCo shall have occurred between the date of this Letter Agreement and the Closing Date;

(vii)	there being no legal proceeding or regulatory actions or proceedings against ShellCo at the Closing Date which may, if determined against the interests of ShellCo, have a material adverse effect on ShellCo;

(viii)	receipt of resignations and the entering into of a mutual release from and with each of the current officers and directors of ShellCo;

(ix)	the appointment of the Board Nominees to the board of ShellCo, such appointments to take effect contemporaneously with the resignation of the existing directors of ShellCo;

(x)	the representations and warranties of ShellCo contained in this Letter Agreement, shall be true and correct in all material respects as of the Closing Date, as if they were made on the Closing Date and ShellCo shall have delivered a certificate confirming the same, dated the Closing Date and addressed to Target and executed by two senior officers of ShellCo (in each case, to the best of their knowledge having made reasonable inquiry and without personal liability);

(xi)	ShellCo shall have fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Date and ShellCo shall have delivered a certificate confirming the same, dated the Closing Date and addressed to Target and executed by two senior officers of ShellCo (in each case, to the best of their knowledge having made reasonable inquiry and without personal liability);

(xii)	no material adverse change shall have occurred in the business, results of operations, assets, financial condition or affairs of ShellCo, financial or otherwise, between the date of signing this Letter Agreement and the completion of the Acquisition;

(xiii)	there being no legal proceeding or regulatory actions or proceedings against ShellCo at the Closing Date which may, if determined against the interest of ShellCo, have a material adverse effect on ShellCo;

(xiv)	there being no prohibition at law against the consummation of the Acquisition;

(xv)	no inquiry or investigation (whether formal or informal) in relation to ShellCo or their respective directors or officers, shall have been commenced or threatened by any securities commission or similar regulatory body having jurisdiction, such that the outcome of such inquiry or investigation could have a material adverse effect on ShellCo, Target or Target’s shareholders after giving effect to the Acquisition;

(xvi)	ShellCo shall be in compliance in all material respects with the terms of this Letter Agreement;

(xvii)	Conditional upon Bitzero advancing the ShellCo Reimbursement (as defined herein) to ShellCo, ShellCo shall have no liabilities and ShellCo shall have delivered a certificate confirming the same, dated the Closing Date and addressed to Target and executed by two senior officers of ShellCo (in each case, to the best of their knowledge having made reasonable inquiry and without personal liability);

(xviii)	Holders of not more than 10% of the issued and outstanding Target Shares the issued and outstanding as of the Closing Date shall have elected to, or continue to have contingent right to, exercise rights of dissent; and

(xix)	all proceedings to be taken in connection with the Acquisition shall be satisfactory in form and substance to Target, acting reasonably, and Target shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation or completion of such transactions and the taking of all necessary proceedings in connection therewith.

(b)	ShellCo is not required to complete the Acquisition unless each of the following conditions is satisfied on or before the Closing Date, which conditions are for the exclusive benefit of ShellCo and may only be waived, in whole or in part, by ShellCo in its sole discretion:

(i)	Target shall have prepared and delivered to ShellCo such financial statements and other information, documents and other disclosure of Target in connection with the Disclosure Documents, the Acquisition and the listing of ShellCo’s shares on the Exchange as may be required by the Exchange and under applicable laws, and such financial statements shall be prepared and audited or reviewed, as applicable, in accordance with International Financial Reporting Standards, and shall include a consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity, and consolidated statement of cash flows for the relevant periods for Target, and pro-forma financial statements ShellCo post Closing;

(ii)	approval of the Acquisition, including the amalgamation contemplated as part of the Acquisition and matters related thereto by the board of directors of Target and, if necessary, holders of Target Shares;

(iii)	receipt of all third party consents and regulatory approvals with respect to the Acquisition and the conditional approval of the Exchange for the listing of the Resulting Issuer Common Shares on the Exchange;

(iv)	no adverse material change in the business, affairs, financial condition or operations of Target shall have occurred between the date of this Letter Agreement and the Closing Date;

(v)	the representations and warranties of Target contained in this Letter Agreement shall be true and correct in all material respects as of the Closing Date, as if they were made on the Closing Date and Target shall have delivered a certificate confirming the same, dated the Closing Date and addressed to ShellCo and executed by two senior officers of Target (in each case, to the best of their knowledge having made reasonable inquiry and without personal liability);

(vi)	Target shall have fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Date and Target shall have delivered a certificate confirming the same, dated the Closing Date and addressed to ShellCo and executed by two senior officers of Target (in each case, to the best of their knowledge having made reasonable inquiry and without personal liability);

(vii)	material compliance by Target with the terms of this Letter Agreement and any other agreement, instrument or document entered into or delivered by Target in connection with this Letter Agreement and the transactions contemplated herein;

(viii)	Holders of not more than 10% of the issued and outstanding Target Shares the issued and outstanding as of the Closing Date shall have elected to, or continue to have contingent right to, exercise rights of dissent;

(ix)	the Resulting Issuer Common Shares exchanged for ShellCo Shares and FinCo Shares are not subject to resale restrictions; and

(x)	all proceedings to be taken in connection with the Acquisition shall be satisfactory in form and substance to ShellCo, acting reasonably, and ShellCo shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation or completion of such transactions and the taking of all necessary proceedings in connection therewith.

9.           Confidentiality. Except as required by applicable law and the rules and policies of the Exchange, ShellCo and Target will receive and maintain all information received from the other strictly in confidence and not disclose to any person, other than to its representatives or advisors, or make public or authorize the disclosure of any such information and not use such information for any purpose except to evaluate a mutually agreed transaction among the parties unless:

(a)	the specific information is now or hereafter publicly disclosed other than as a result of breach of this provision or, to the knowledge of the applicable Party, as a result of breach of any other confidentiality provision;

(b)	the specific information was in the possession of the receiving Party prior to the disclosure by the disclosing Party;

(c)	the specific information is hereafter disclosed to the receiving Party by a third party having no obligation of confidentiality with regard to the information; or

(d)	the specific information is independently generated by the receiving Party without the use and not as a consequence of the disclosure by any person or entity.

If this Letter Agreement is terminated each Party must immediately destroy or return to the other Party all confidential information that was furnished to it, without retaining any copy thereof and provide confirmation in writing by an officer of each Party of such destruction. Notwithstanding the foregoing, each Party may retain such copies of confidential information (i) as are required to be retained to comply with law or reasonable and bona fide corporate governance requirements; and (ii) stored as a result of any routine electronic backup, recovery, business continuity or contingency planning, or archival systems provided that any materials retained pursuant to this Section 9 will continue to be subject to the restrictions on the use and disclosure contained herein so long as they are retained.

10.         Termination. This Letter Agreement may be terminated, with such date being the termination date (the “Termination Date”):

(a)	by ShellCo or Target, if the Acquisition has not been completed by December 31, 2025, provided that a Party may not terminate this Letter Agreement pursuant to this Section 10(a) if the failure of such has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Letter Agreement;

(b)	by Target upon a material breach of this Letter Agreement by ShellCo; provided that Target has provided notice to ShellCo of such breach and ShellCo has not cured such breach within 15 days of receiving such notice;

(c)	by ShellCo upon a material breach of this Letter Agreement by Target, provided that ShellCo has provided notice to Target of such breach and Target has not cured such breach within 15 days of receiving such notice;

(d)	by ShellCo, if (i) any of the representations and warranties of Target herein are untrue or inaccurate such that the condition contained in Section 8(b)(v) would not be satisfied, or (B) there has been a breach on the part of Target of any of its covenants herein such that the condition contained in Section 8(b)(vi) would not be satisfied;

(e)	by Target if (i) any of the representations and warranties of ShellCo herein are untrue or inaccurate such that the condition contained in Section 8(a)(ix) would not be satisfied, or (B) there has been a breach on the part of ShellCo of any of its covenants herein such that the condition contained in Section 8(a)(x) would not be satisfied; and

(f)	by ShellCo or Target, if ShellCo and Target mutually agree in writing to so terminate it.

11.         Access to Information. ShellCo will allow Target and its authorized representatives, including legal counsel and consultants, access to all information, books or records and its personnel as may be reasonably requested, and Target will allow ShellCo and its authorized representatives, including legal counsel and consultants, access to all information, books or records and its personnel as may be reasonably requested. The Target and ShellCo shall also usually commercially reasonable efforts cause its respective directors, employees, accountants and other agents and representatives to cooperate fully with ShellCo or Target (as the case may be) and its representatives in connection therewith.

12.         Conduct of Business.

(a)	From the date of the acceptance of this Letter Agreement until the earlier of the completion of the transactions contemplated herein or the Termination Date (as defined herein), ShellCo and Target will operate their respective businesses in a prudent and business-like manner in the ordinary course, in a manner consistent with past practice and in compliance with Section 12(b) or Section 12(c), as applicable.

(b)	The Target hereby agrees from the date hereof until the Termination Date:

(i)	to use its reasonable commercial efforts to cause a sufficient number of Target shareholders to vote their Target Shares in favour of the Acquisition, and otherwise approve the Acquisition;

(ii)	other than as contemplated pursuant to this Letter Agreement, not to alter or amend Target’s constating documents or share capital in any manner, or adopt resolutions to alter or amend its constating documents or its share capital in any manner;

(iii)	to use its reasonable commercial efforts to obtain any third-party approvals and consents required in respect of the Acquisition;

(iv)	not to adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of itself or any of its subsidiaries, except as contemplated in this Letter Agreement; or

(v)	not to agree to do any of the foregoing.

(c)	ShellCo hereby agrees from the date hereof until the Termination Date:

(i)	to use its reasonable commercial efforts to cause, if applicable, all ShellCo shareholders to vote their ShellCo Shares in favour of the ShellCo Meeting Matters and otherwise take all reasonable actions to complete the Acquisition and to not take any action contrary to or in opposition to the Acquisition;

(ii)	not to declare or pay any dividends or distribute any of ShellCo’s property or assets to ShellCo shareholders;

(iii)	not to alter or amend ShellCo’s constating documents in any manner which may adversely affect the success of the Acquisition, except as is agreed to by Target in writing or as strictly required to give effect to the matters contemplated herein;

(iv)	not to enter into any transaction or material contract, except as reasonably necessary to give effect to the matters contemplated herein; and

(v)	to use its reasonable commercial efforts to obtain any third party approvals required in respect of the Acquisition.

13.	Expenses.

Each Party shall bear its respective costs incurred in connection with the preparation, execution, and performance of this Letter Agreement and the transactions contemplated thereby, including all fees and expenses of agents, representatives, counsel, and accountants. Notwithstanding the foregoing, the Target will reimburse the ShellCo for fees and expenses associated with the Acquisition up to a maximum of C$75,000, payable by the Target upon receipt of invoices or payment receipts in connection with such fees and expenses (the “ShellCo Reimbursement”).

14.	Exclusivity.

If, prior to the earlier of the Termination Date and December 31, 2025, the Target or ShellCo (such party, the “Breaching Party”) directly or indirectly, in one or more transactions, enters into a written agreement to complete a Qualified Transaction (as defined herein), or otherwise effects a Qualified Transaction, then the Breaching Party shall (A) immediately provide written notice to the other Party (the “Non-Breaching Party”) of the Qualified Transaction; and (B) upon the earlier of the execution of a written agreement in respect of a Qualified Transaction or the consummation or effectiveness of a Qualified Transaction, pay a cash termination fee to the Non-Breaching Party equal to US$250,000.

A “Qualified Transaction” shall be defined as: (i) a transaction resulting in the business or assets of Target or ShellCo being listed (directly or indirectly) on a stock exchange, including but not limited to an initial public offering, plan of arrangement, amalgamation, reverse take-over or other business combination pursuant to which the securities of Target (or any resulting issuer or parent thereof) are listed on a stock exchange; or (ii) a Change of Control (as defined below).

A “Change of Control” means, other than any of the transactions completed herein,: (i) any transaction (whether by private placement, purchase, merger or otherwise) whereby a person or persons acting jointly or in concert directly or indirectly acquires the right to cast, at a general meeting of shareholders of Target or ShellCo, more than 20% of the votes that may be ordinarily cast at a general meeting; (ii) Target or ShellCo’s amalgamation, consolidation or merger with or into any other person, any merger of another person into Target or ShellCo, as applicable,, unless the holders of voting securities of Target or ShellCo, as applicable, immediately prior to such amalgamation, consolidation or merger hold securities representing 80% or more of the voting control or direction in Target or ShellCo, as applicable, or the successor entity upon completion of such amalgamation, consolidation or merger; or (iii) any conveyance, transfer, sale lease or other disposition of all or substantially all of Target or ShellCo, as applicable, and/or their respective subsidiaries’ assets and properties, taken as a whole, to another person.

15.	Closing and Good Faith Negotiations.

(a)	ShellCo and Target agree to use commercially reasonable efforts to complete all transactions contemplated herein by December 31, 2025.

(b)	Each Party shall permit the other Party and its counsel to participate fully in the preparation of all documentation to be used in connection with the approval of the Acquisition, provided that counsel for Target shall be primarily responsible for the preparation of the filing documents, including the Disclosure Documents with counsel for ShellCo being primarily responsible for providing Target or its counsel with the necessary information in respect of ShellCo for inclusion within such Disclosure Documents, and all correspondence with the Exchange in connection with approval of the Acquisition and the listing of the Resulting Issuer Common Shares provided that counsel for Target shall ensure that counsel for ShellCo is copied on all such correspondence and to the extent requested, counsel for ShellCo will participate with or otherwise assist with all such matters necessary or desirable to give effect to and implement the transactions contemplated by this Letter Agreement.

16.         Non-Binding and Binding Provisions. The terms hereof constitute a non-binding agreement between the Parties with respect to the subject matter hereof and shall not be construed or constituted as an enforceable legal agreement, except for Sections 5, 9, 10, 12, 13, 14 and 16 to 23 (inclusive) of this Agreement, which the Parties hereto agree shall create legal obligations and liabilities, the consideration for which shall be the mutual covenants of the Parties contained herein. Upon written notice to ShellCo by the Target confirming satisfactory completion of its due diligence investigations of ShellCo, the entirety of this Letter Agreement will become binding upon the Parties.

17.         Survival. In recognition of the costs to be borne by each of the parties in pursuing the Acquisition and in further consideration of their respective undertakings as to the matters described in this Letter Agreement, the provisions of Sections 5, 9, 10, 12, 13, 14 and 16 to 23 (inclusive) will survive in the event that this Agreement is terminated. Notwithstanding the foregoing, the termination of this Letter Agreement will not affect the liability of a Party for breach of any of the provisions hereof before the termination of this letter agreement.

18.         Notice. Any notice or other communication to be given hereunder shall, in the case of notice to be given to Target, be addressed to:

BitZERO Blockchain Inc.

1000 – 925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

Attention:	Mohammed Salah Bakhashwain

Email:	mohammed@bitzero.com

and, in the case of notice to be given to ShellCo, be addressed to:

WBM Capital Corp.

1900 – 1040 West Georgia Street

Vancouver, British Columbia

V6E 4H3

Attention:	Carlo Rigillo

Email:	carlo.rigillo@gmail.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and a notice shall, if delivered prior to 4:30 pm on a Business Day (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

19.         Governing Law. This Letter Agreement and all ancillary documents, wherever possible, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20.         Successors and Assigns. This Letter Agreement will be binding upon, and will enure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. No assignment of this Letter Agreement will be permitted without the consent of the other Party.

21.         Further Assurances. Subject to the provisions hereof, each Party shall do all such things and execute and deliver all such further documents and instruments as the other Party may reasonably require to give effect to and implement this Letter Agreement and the transactions contemplated hereunder, all in accordance with their true intent.

22.         Currency. Unless otherwise indicated, all references to “$” or “dollars” shall refer to the lawful currency of Canada.

23.         Execution by Counterpart. This Letter Agreement may be signed in two or more counterparts and by facsimile or PDF.

[Remainder of page intentionally left blank.]

Yours truly,

WBM CAPITAL CORP.

Per:
	Name:	Carlo Rigillo
	Title:	Chief Executive Officer

THIS AGREEMENT is hereby accepted on the terms and conditions set forth herein on August 21, 2025.

BITZERO BLOCKCHAIN INC.

Per:
	Name:	Mohammed Salah Bakhashwain
	Title:	CEO and Director

Signature Page – ShellCo – BitZERO – Letter Agreement